UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE CONCERNING AMENDMENTS TO NTT’S ARTICLES OF INCORPORATION

On May 15, 2015, the registrant filed with the Tokyo Stock Exchange a notice concerning amendments to its Articles of Incorporation. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President
Investor Relations Office

Date: May 15, 2015

May 15, 2015

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of the Tokyo Stock Exchange)

Notice Concerning Amendments to NTT’s Articles of Incorporation

Nippon Telegraph and Telephone Corporation (the “Company”) hereby announces that, at a meeting of its board of directors held today, the board resolved to submit a proposal to approve amendments to its Articles of Incorporation to the 30th Ordinary General Meeting of Shareholders to be held on June 26, 2015. The details of the proposed amendments are as follows.

1.	Reasons for Amendments

(1)	Pursuant to the Act for Partial Revision of the Companies Act (Act No. 90 of 2014), as the scope of limitation of liability agreements for Members of the Board and Audit & Supervisory Board Members has broadened, it has become necessary to amend certain provisions relating to exemptions from liability for Members of the Board and Audit & Supervisory Board Members (see Articles 26 and 32 of the Proposed Amendments in the attached Annex). The Company has received unanimous approval from its Audit & Supervisory Board for the amendments regarding limitations on the liability of Members of the Board (Article 26).

(2)	Pursuant to Article 6 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc. (Act No. 85 of 1984), the Company may make distributions of surplus to foreign shareholders and other shareholders who were restricted from being entered or registered on the Company’s register of shareholders (see Articles 34 and 35 of the Proposed Amendments in the attached Annex).

2.	Details of Amendments

The Company is proposing the amendments to its Articles of Incorporation set forth in the attached Annex.

3.	Schedule

June 26, 2015 (Friday): Date of Ordinary General Meeting of Shareholders for purposes of amending the Articles of Incorporation (among other things) (scheduled)

June 26, 2015 (Friday): Effective date of amendments to the Articles of Incorporation (scheduled)

For further inquiries, please contact:
Mr. Takuro Hanaki
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-6838-5481

ANNEX

(Underlined sections indicate proposed amendments)

Current Articles of Incorporation	Proposed Amendment

Article 26 (Exemption of Directors from Liabilities)

(Abridged)

[2] The company may, pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, enter into agreements with outside Members of the Board limiting their liabilities as provided in Article 423, Paragraph 1 of the Companies Act; provided, however, that said limits on liability based on agreements shall be limited to the extent permitted by laws or regulations.

Article 26 (Exemption of Directors from Liabilities)

(Same as current)

[2] The company may, pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, enter into agreements with Members of the Board (excluding executive directors) limiting their liabilities as provided in Article 423, Paragraph 1 of the Companies Act; provided, however, that said limits on liability based on agreements shall be limited to the extent permitted by laws or regulations.

Article 32 (Exemption of Audit & Supervisory Board Members from Liabilities)

(Abridged)

[2] The company may, pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, enter into agreements with outside Audit & Supervisory Board Members limiting their liabilities as provided in Article 423, Paragraph 1 of the Companies Act; provided, however, that said limits on liability based on agreements shall be limited to the extent permitted by laws or regulations.

Article 32 (Exemption of Audit & Supervisory Board Members from Liabilities)

(Same as current)

[2] The company may, pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, enter into agreements with Audit & Supervisory Board Members limiting their liabilities as provided in Article 423, Paragraph 1 of the Companies Act; provided, however, that said limits on liability based on agreements shall be limited to the extent permitted by laws or regulations.

Article 34 (Distributions of Surplus, etc.)

[1] The company shall be entitled to make distributions of surplus to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders as of the last day of each business year.

[2] The company shall be exempted from the obligation to make distributions of surplus referred to in the preceding paragraph after three (3) years have elapsed from the date on which the shareholders or registered pledgees of shares were in default of receipt of distributions.

[3] (Abridged)

Article 34 (Distributions of Surplus, etc.)

[1] Pursuant to Article 151, Paragraph 1 of the Act on Book-Entry Transfer of Company Bonds, Shares, etc. (the “Book-Entry Transfer Act”), the company shall be entitled to make distributions of surplus to shareholders as identified by notice to the company from the transfer institution, or persons designated as pledgees of such shares as identified by such notice to the company from the transfer institution, on the last day of each business year as stipulated below:

(1)    Shareholders or registered pledgees of shares entered or recorded on the register of shareholders

(2)    Shareholders or pledgees of shares for whom all or part of their shares were not entered or recorded in the register of shareholders pursuant to Article 6 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc.

[2] If three (3) years have elapsed from the date the persons referred to in the preceding Paragraph were in default of receipt of distributions, the company shall be exempt from the obligation of distributions of surplus referred to in the preceding paragraph.

[3] (Same as current)

Article 35 (Interim Dividends)

[1] The company shall, by resolution of the board of directors, be entitled to make distributions of surplus in accordance with Article 454, Paragraph 5 of the Companies Act (hereinafter referred to as “interim dividends”) to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders as of the 30th day of September of each year.

[2] (Abridged)

Article 35 (Interim Dividends)

[1] The company shall, by resolution of the board of directors, be entitled to make distributions of surplus in accordance with Article 454, Paragraph 5 of the Companies Act (hereinafter refered to as “interim dividends”) to persons designated as pledgees of shares, as stipulated in Paragraph 1 of the preceding Article, by the notice served on the 30th day of September of each year from the transfer institution pursuant to Article 151, Paragraph 1 of the Book-Entry Transfer Act.

[2] (Same as current)